UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Polen Credit Opportunities Fund
(Name of Issuer)

Common Shares
(Title of Class of Securities)

73110T100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Polen Capital Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 197,399.293
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 197,399.293
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 197,399.293
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 7.25%(1)
12.	Type of Reporting Person (See Instructions) HC, IA

(1)	Calculated based on 2,722,423.286 Common Shares outstanding as of December 31, 2023, as provided by the Issuer.

1.	Names of Reporting Persons Polen Capital Credit, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 197,399.293
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 197,399.293
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 197,399.293
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 7.25%(1)
12.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 2,722,423.286 Common Shares outstanding as of December 31, 2023, as provided by the Issuer.

Item 1(a).	Name of Issuer

Polen Credit Opportunities Fund (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

C/O Polen Capital Credit, LLC

1075 Main Street, Suite 320

Waltham, Massachusetts 02451

Item 2(a, b, c).	Names of Persons Filing, Address of Principal Business Office, Citizenship

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Polen Capital Management, LLC, a Delaware limited liability company, is located at 1825 NW Corporate Blvd., Suite 300, Boca Raton, FL 33431.

(ii)	Polen Capital Credit, LLC, a Massachusetts limited liability company, is located at 1075 Main Street, Suite 320, Waltham, MA 02451.

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number

73110T100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Pursuant to a binding commitment, the Reporting Persons acquired shares in the Issuer in connection with the reorganization of a private fund into the Issuer that closed on August 28, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Please see Exhibit I attached hereto.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Polen Capital Management, LLC

By:	/s/ Brian D. Goldberg
Name:	Brian D. Goldberg
Title:	General Counsel & Chief Compliance Officer

Polen Capital Credit, LLC

By:	/s/ Joshua L. McCarthy
Name:	Joshua L. McCarthy
Title:	General Counsel & Chief Compliance Officer

EXHIBIT LIST

Exhibit A	Identification of the Relevant Subsidiary

Exhibit B	Joint Filing Agreement, dated as of February 13, 2024

EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, Polen Capital Credit, LLC (“Polen Credit”), a wholly-owned subsidiary of Polen Capital Management, LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, may be deemed, as of December 31, 2023, the beneficial owner of 197,399.293 shares or approximately 7.25% of the Common Shares outstanding of Polen Credit Opportunities Fund (the “Issuer”).

Polen Capital Management, LLC (“Polen Capital”), the parent company and control person of Polen Credit, is also an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. Polen Capital, through its control of Polen Credit, may also be deemed, as of December 31, 2023, the beneficial owner of 197,399.293 Common Shares of the Issuer.

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares of Polen Credit Opportunities Fund, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

Dated: February 13, 2024

Polen Capital Management, LLC

By:	/s/ Brian D. Goldberg
Name:	Brian D. Goldberg
Title:	General Counsel & Chief Compliance Officer

Polen Capital Credit, LLC

By:	/s/ Joshua L. McCarthy
Name:	Joshua L. McCarthy
Title:	General Counsel & Chief Compliance Officer